UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Ashton Technology Group, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

045084-10-0

(CUSIP Number)

John L. Savva Sullivan & Cromwell 1870 Embarcadero Road Palo Alto, California 94027 650-461-5600	Roxana Aleali, Esq. Cummings & Lockwood LLC 107 Elm Street Stamford, Connecticut 06902 203-351-4191	Mark Greenstein Draper Fisher Jurvetson 400 Seaport Court, Suite 250 Redwood City, California 94063 650-599-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

May 7, 2002
(Date of Event which Requires Filing of this Statement)

                     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Page 1 of 72 pages

CUSIP No. 045084-10-0	Page 2 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OptiMark Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 045084-10-0	Page 3 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OptiMark, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 045084-10-0	Page 4 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OptiMark Innovations Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC; 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 045084-10-0	Page 5 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 045084-10-0	Page 6 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 045084-10-0	Page 7 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK Capital Advisors Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 045084-10-0	Page 8 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald D. Fisher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 045084-10-0	Page 9 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles R. Lax
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 045084-10-0	Page 10 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 045084-10-0	Page 11 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK Capital Partners Investment Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 045084-10-0	Page 12 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 045084-10-0	Page 13 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 045084-10-0	Page 14 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Masayoshi Son
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 045084-10-0	Page 15 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Draper Fisher Jurvetson ePlanet Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 045084-10-0	Page 16 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 045084-10-0	Page 17 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Draper Fisher Jurvetson ePlanet Partners Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 045084-10-0	Page 18 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Draper Fisher Jurvetson ePlanet Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 045084-10-0	Page 19 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Draper Fisher Jurvetson ePlanet SLP Germany, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 045084-10-0	Page 20 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy C. Draper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 045084-10-0	Page 21 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John H. N. Fisher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 045084-10-0	Page 22 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen T. Jurvetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 045084-10-0	Page 23 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roderick Thomson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 045084-10-0	Page 24 of 72 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Asad Jamal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 _______ 8 _______ 9 _______ 10	SOLE VOTING POWER
0
____________________________________________________________
SHARED VOTING POWER
661,578,324
____________________________________________________________
SOLE DISPOSITIVE POWER
0
____________________________________________________________
SHARED DISPOSITIVE POWER
661,578,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,578,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 72 Pages

Item 1.         Security and Issuer.

                     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share (“Ashton Common Stock”"), of The Ashton Technology Group, Inc. (“Ashton”). The address of the principal executive offices of Ashton is 1835 Market Street, Suite 420, Philadelphia, Pennsylvania 19103.

Item 2.         Identity and Background

OptiMark Entities

                     OptiMark Holdings, Inc. (“Holdings”) is the parent corporation of OptiMark, Inc. (“OptiMark”), a wholly-owned subsidiary of Holdings. Securities owned by OptiMark may be regarded as being beneficially owned by Holdings. The principal business of Holdings is to act as a holding company for the operations of OptiMark and Holdings’ other subsidiaries. The principal business of OptiMark is: (i) to consummate financial and strategic transactions with other companies and (ii) to act as a holding company for OptiMark Innovations Inc. (“Innovations”) and, through its ownership of Innovations, to operate the business of Ashton. The principal business address of Holdings and OptiMark is 10 Exchange Place, 24th Floor, Jersey City, New Jersey 07302.

                     Innovations is owned by SOFTBANK Capital Partners LP (“SB Capital Partners”), SOFTBANK Capital LP (“SB Capital”), SOFTBANK Capital Advisors Fund LP (“Advisors Fund”), Draper Fisher Jurvetson ePlanet Ventures, L.P. (“ePlanet Ventures”), Draper Fisher Jurvetson ePlanet Partners Fund, LLC (“Partners Fund”), Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG (“ePlanet KG”) and OptiMark. Securities owned by Innovations may be regarded as being beneficially owned by OptiMark, Holdings, SB Capital Partners, SB Capital, Advisors Fund, ePlanet Ventures, Partners Fund and ePlanet KG. The principal business of Innovations is to act as a holding company for Ashton and to operate the business of Ashton. The principal business address of Innovations is that of Holdings and OptiMark listed in the preceding paragraph.

                     Schedules 1, 2 and 3 hereto set forth the following information with respect to each executive officer and director of Holdings, OptiMark and Innovations: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted.

                     During the last five years, none of Holdings, OptiMark or Innovations nor, to the best knowledge of any of Holdings, OptiMark or Innovations, any of the persons listed in Schedules 1, 2, and 3 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of

Page 26 of 72 Pages

such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

SOFTBANK Entities

                     SB Capital Partners, SB Capital and Advisors Fund are investment funds managed by their sole general partner, SOFTBANK Capital Partners LLC (“SB CP LLC”). Securities owned by SB Capital Partners, SB Capital and Advisors Fund may be regarded as being beneficially owned by SB CP LLC, their general partner.

                     Pursuant to the Limited Liability Company Agreement of SB CP LLC, investment decisions by SB CP LLC must be approved by SOFTBANK Capital Partners Investment Inc. (“SB CPI”), its investment member, and by either Ronald D. Fisher (“Mr. R. Fisher”) or Charles R. Lax (“Mr. Lax”), its managers. As a result, SB CPI, Mr. R. Fisher and Mr. Lax share voting power and investment power over securities beneficially owned by SB CP LLC and therefore may be regarded as beneficial owners of such securities.

                     SB CPI is a wholly owned subsidiary of SOFTBANK Holdings Inc. (“SBH”), which in turn is a wholly owned subsidiary of SOFTBANK Corp. (“SOFTBANK”). Masayoshi Son (“Mr. Son”) is the President and Chief Executive Officer of SOFTBANK and owns an approximately 39.91% interest in SOFTBANK. Accordingly, securities beneficially owned by SB CPI may be deemed beneficially owned by SBH; securities beneficially owned by SBH may be deemed beneficially owned by SOFTBANK; and securities beneficially owned by SOFTBANK may be deemed beneficially owned by Mr. Son.

                     The principal business of each of SB Capital Partners, SB Capital and Advisors Fund is to make capital investments in companies operating in the areas of the Internet and Internet related technologies. SB CP LLP was formed to manage the businesses of SB Capital Partners, SB Capital and Advisors Fund, and Mr. R. Fisher and Mr. Lax are managers of SB CP LLC. The principal business of SBH is to act as a holding company for operations and investments of SOFTBANK. SOFTBANK’s principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines.

                     The principal business offices of SB Capital Partners, SB Capital, Advisors Fund, SB CP LLC, SB CPI and SBH are located at 1188 Center Street, Newton Center, Massachusetts 02459, which is also the business address of Mr. R. Fisher and Mr. Lax. The principal business offices of SOFTBANK are located at 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan, which is also Mr. Son’s business address.

Page 27 of 72 Pages

Schedules 4, 5, 6 and 7 hereto set forth the following information with respect to each executive officer and director or manager of SOFTBANK, SBH, SB CPI,SB CP LLC: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted.

                     During the last five years, none of SB Capital Partners, SB Capital, Advisors Fund, Mr. R. Fisher, Mr. Lax, SB CP LLC, SB CPI, SBH, SOFTBANK or Mr. Son nor, to the best knowledge of any of SB Capital Partners, SB Capital, Advisors Fund, Mr. R. Fisher, Mr. Lax, SB CP LLC, SB CPI, SBH, SOFTBANK or Mr. Son, any of the persons listed in Schedules 4, 5, 6 and 7 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Draper Entities

                     Draper Fisher Jurvetson ePlanet Partners, Ltd. (“ePlanet Partners”) is the sole general partner of ePlanet Ventures, and as a result securities owned by ePlanet Ventures may be regarded as being beneficially owned by ePlanet Partners. Draper Fisher Jurvetson ePlanet SLP Germany, Ltd. (“ePlanet SLP”) is the managing limited partner of ePlanet KG, and as a result securities owned by ePlanet KG may be regarded as being beneficially owned by ePlanet SLP.

                     Each of Timothy C. Draper (“Mr. Draper”), John H. N. Fisher (“Mr. J. Fisher”"), Stephen T. Jurvetson (“Mr. Jurvetson”), Roderick Thomson (“Mr. Thomson”") and Asad Jamal (“Mr. Jamal”") are Managing Directors of ePlanet Partners and ePlanet SLP. Messrs. Draper, J. Fisher and Jurvetson are Managing Members of Partners Fund. Messrs. Draper, J. Fisher, Jurvetson, Thomson and Jamal collectively form the investment committee which must approve all investment decisions of ePlanet Ventures, ePlanet KG and Partners Fund. As a result, Messrs. Draper, J. Fisher, Jurvetson, Thomson and Jamal may be regarded as beneficially owning securities held by ePlanet Ventures, ePlanet KG and Partners Fund.

                     The principal business offices of ePlanet Ventures, ePlanet KG, and Mr. Thomson and Mr. Jamal are located at 400 Seaport Court, Suite 102, Redwood City, California 94063. The principal business offices of ePlanet Partners, ePlanet SLP, Partners Fund, and Mr. Draper, Mr. J. Fisher and Mr. Jurvetson are located at 400 Seaport Court, Suite 250, Redwood City, California 94063.

                     Schedules 8 and 9 hereto set forth the following information with respect to each executive officer and director or manager of ePlanet Partners and ePlanet SLP: (i) name,

Page 28 of 72 Pages

(ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted.

                     During the last five years, none of ePlanet Partners, ePlanet Ventures, Partners Fund, ePlanet SLP, ePlanet KG, Mr. Draper, Mr. J. Fisher, Mr. Jurvetson, Mr. Thomson, or Mr. Jamal, nor, to the best of the knowledge of any of ePlanet Partners, ePlanet Ventures, Partners Fund, ePlanet SLP, ePlanet KG, Mr. Draper, Mr. J. Fisher, Mr. Jurvetson, Mr. Thomson, or Mr. Jamal, any of the persons listed in Schedules 8 and 9 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                     Together, Holdings, OptiMark, Innovations, SB Capital Partners, SB Capital, Advisors Fund, Mr. R. Fisher, Mr. Lax, SB CP LLC, SB CPI, SBH, SOFTBANK, Mr. Son, ePlanet Partners, ePlanet Ventures, Partners Fund, ePlanet SLP, ePlanet KG, Mr. Draper, Mr. J. Fisher, Mr. Jurvetson, Mr. Thomson, and Mr. Jamal are referred to herein as “Reporting Persons.”

Item 3.         Source and Amount of Funds or Other Consideration

                     On April 30, 2002 and May 3, 2002, ePlanet Ventures, ePlanet KG and Partners Fund acquired common stock, par value $.01 per share, and Series B Preferred Stock, par value $.01 per share, respectively, of Innovations for an aggregate purchase price of approximately $10 million.

                     Innovations used approximately $7.3 million in cash from the transaction and intellectual property and other non-cash assets, valued by Innovations and Ashton for the purpose of the purchase of Ashton Common Stock at $20 million, to purchase 608,707,567 shares of Ashton Common Stock on May 7, 2002 (the “Closing”). In addition, Innovations lent Ashton approximately $2.7 million in cash evidenced by a senior secured convertible note in favor of Innovations (the “Note”). The Note is convertible at any time into shares of Ashton Common Stock at a rate of $.0515838 per share, subject to customary anti-dilution adjustments. Currently, the entire principal amount of the Note is convertible into 52,870,757 shares of Ashton Common Stock.

Item 4.         Purpose of Transaction

                     Ashton and Innovations entered into the transaction resulting in Innovations’ acquisition of beneficial ownership of 661,578,324 shares of Ashton Common Stock in order to make an investment in Ashton and to offer a new service for

Page 29 of 72 Pages

trading United States equity securities at the volume weighted average price through the combination of Innovations’ and Ashton’s intellectual property and use of broker-dealer licenses held by Ashton’s subsidiaries.

                     As of the Closing, Innovations and Ashton entered into an Investors’ Rights Agreement (the “Rights Agreement”) pursuant to which Innovations acquired the right to designate a number of directors to Ashton’s board of directors proportionate to Innovations’ ownership interest in shares of Ashton Common Stock. Innovations currently has the right to name four directors and has named the following three persons as directors: Mr. R. Fisher, Trevor B. Price and Robert J. Warshaw. The Reporting Persons contemplate increasing the size of the board of directors to nine. As part of this increase in the size of the board of directors, the Reporting Persons intend to support the appointment of Donald E. Nickelson, Jonathan F. Foster, James R. Boris and Roy S. Neff to the board of directors of Ashton. Additionally, in connection with the Closing, Ashton’s management was re-organized to include current and former executive officers of Holdings as part of Ashton’s management.

                     As part of the series of transactions resulting in Innovations’ acquisition of a majority interest in Ashton, Holdings, OptiMark, ePlanet Ventures, ePlanet KG, Partners Fund, SB Capital Partners, SB Capital and Advisors Fund entered into an agreement whereby the parties agreed to use their best efforts to consummate a merger of Innovations with and into Ashton (the “Merger”). Pursuant to the agreement, upon consummation of the Merger each shareholder of Innovations would receive the number of shares of Ashton Common Stock proportionate to such shareholder’s interest in Innovations prior to the Merger. The agreement contemplates that the Merger shall take place any time after December 31, 2003, but not later than December 31, 2008.

                     Additionally, as part of their ongoing review of their investment in Ashton, the Reporting Persons may from time to time explore a variety of alternatives, including, without limitation: (a) the purchase of additional shares of Ashton Common Stock or other classes of capital stock of Ashton, the conversion of the Note, or the disposition of some or all of the Ashton Common Stock described herein, whether through open market or privately negotiated transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Ashton or any of its subsidiaries; (c) a sale or transfer of all or a material portion of the assets of Ashton or any of its subsidiaries; (d) plans or proposals that may involve other changes in Ashton’s business or corporate structure, or (e) privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of the position in the Ashton Common Stock. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters and, in some cases, the foregoing matters may be limited or restricted by the terms of the agreements entered into by the Reporting Persons in connection with their acquisition described herein of Ashton Common Stock. Whether the Reporting Persons pursue any such alternative, and the

Page 30 of 72 Pages

timing thereof, will depend on their assessment of pertinent factors, including, without limitation, (a) the availability of shares of Ashton Common Stock or other classes of capital stock of Ashton for purchase at particular price levels; (b) the availability and nature of opportunities to dispose of Ashton Common Stock; (c) Ashton’s financial condition, business, and prospects; (d) general economic, industry, and financial market conditions; (e) alternative business and investment opportunities available to the Reporting Persons; and (f) the Reporting Persons’ overall business plans and strategies and developments with respect to the Reporting Persons’ or Ashton’s business.

                     Except as described in this Item 4, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Ashton, or the disposition of securities of Ashton, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ashton or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Ashton or any of its subsidiaries, (d) any change in the present board of directors or management of Ashton, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Ashton, (f) any other material change in Ashton’s business or corporate structure, (g) changes in Ashton’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ashton by any person, (h) a class of equity securities of Ashton becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (i) any action similar to any of those enumerated above.

                     The summary of agreements set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5.         Interest in Securities of the Issuer

                     (a)     The Reporting Persons are filing this Schedule 13D as a group in accordance with Rule 13d-5(b)(i). Based on representations made by Ashton to the Reporting Persons, the percentage of the outstanding Ashton Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 744,141,574 shares of Ashton Common Stock represented by Ashton as outstanding as of May 3, 2002. Each Reporting Person is deemed to beneficially own an aggregate of 608,707,567 shares of Ashton Common Stock (representing 81.8 % of such stock outstanding) and 52,870,757 (representing 7.1% of such stock outstanding) shares of Ashton Common Stock that the Reporting Persons have the right to acquire upon conversion of the Note. None of the executive officers of the Reporting Persons individually owns shares of Ashton Common Stock.

                     (b)     The Reporting Persons share the power to vote or direct the vote and the power to dispose or direct the disposition of 661,578,324 shares of Ashton Common

Page 31 of 72 Pages

Stock. No member of the group has the sole power to vote or direct the vote or the sole power to dispose or direct the disposition of any shares of Ashton Common Stock.

                     (c)     Except as described herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedules 1-9 has effected any transactions in the securities of Ashton during the past 60 days.

                     (d)     Not applicable.

                     (e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                     Pursuant to the Rights Agreement, Innovations acquired certain rights with respect to its shares of Ashton Common Stock. The Rights Agreement provides that, commencing 180 days after execution of the Rights Agreement, and subject to certain conditions, Innovations may request Ashton to file up to two (2) registration statements with the SEC to register all of the shares of Ashton Common Stock held by Innovations and issuable upon conversion of the Note. Ashton may in certain circumstances delay the filing of such registration statement for up to 90 days if, in the judgment of Ashton’s board of directors, such a filing would be seriously detrimental to Ashton or its stockholders. In addition, Ashton would not be required to file a second registration statement within 180 days of effectiveness of the first registration statement previously filed by Ashton. Subject to certain conditions, including but not limited to those set forth above, Ashton is required to use its best efforts to file a registration statement within ten (10) business days of receiving a request from Innovations.

                     The Rights Agreement provides that so long as Innovations or its assignees holds at least 20% of all issued and outstanding shares of Ashton Common Stock, Innovations will have a preemptive right to subscribe for future sales of Ashton Common Stock. If Innovations elects to exercise its preemptive right, it may purchase up to that portion of additional shares of Ashton Common Stock which equals the proportion that the number of shares of Ashton Common Stock beneficially owned by Innovations bears o the total number of shares of Ashton Common Stock then outstanding.

                     The Rights Agreement also provides that, so long as Innovations holds at least 20% of all issued and outstanding shares of Ashton Common Stock, Ashton will not, without the prior approval of Innovations, among other things: (i) authorize or issue any equity security other than shares of Ashton Common Stock issuable upon exercise of options currently outstanding; (ii) grant registration rights to any holder of securities of Ashton; (iii) repurchase or redeem any of its securities except as contemplated in the securities purchase agreement; (iv) merge, combine or consolidate with any entity; (v) sell

Page 32 of 72 Pages

all or substantially all of its assets; (vi) alter or change materially or adversely the rights of the common stock or preferred stock of Ashton; (vii) incur debt or guarantees (other than trade payable incurred by Ashton in the ordinary course of business) in excess of $100,000; (viii) liquidate or dissolve, effect any recapitalization or reorganization, or any stock split, reverse stock split, or, in each case, obligate Ashton to do so; or (ix) engage in any other business other than that business currently engaged in by Ashton.

                     In addition to the provisions described above, the Rights Agreement provides that:

                     So long as Innovations holds shares representing at least 12.5% of the issued and outstanding Ashton Common Stock:

• the number of directorships for Ashton’s board of directors will be fixed at five (5) (Ashton and Innovations intend to amend this provision in contemplation of the increase of the size of the board of directors to nine as discussed in Item 4); and
• Innovations shall be entitled to nominate a number of directors to the board of directors proportionate to the percentage of shares of Ashton Common Stock issued and held, or issuable upon conversion or exercise of any other security held, by Innovations.

                     So long as Innovations has the right to appoint at least one director of Ashton’s board of directors, including the consent of at least one Innovations appointed director, shall be required for Ashton to:

• make any capital expenditure in excess of (i) $50,000 in any single transaction or (ii) 103% of the amount approved for capital expenditures in Ashton’s operating budget for any fiscal year;
• make any loan or advance other than travel advances to employees in the ordinary course of business;
• adopt any new or amend any existing employee benefit plan, grant or agreement;
• acquire or sell or dispose of businesses or assets in excess of $50,000, or acquire the capital stock of any third party in excess of $50,000, in any fiscal year;
• enter into any material contracts or commitments;
• approve Ashton’s annual operating budget;
• waive any material rights or consent to settle any litigation;
• institute litigation and similar proceedings outside of the ordinary course of business; or
• make decisions to employ or terminate Ashton’s senior executives and fix their compensation.

Page 33 of 72 Pages

                     So long as Innovations has the right to appoint at least one director to Ashton’s board of directors, the consent of a majority of Ashton’s board of directors, including the consent of at least one director not appointed by Innovations, shall be required for Ashton to:

• repurchase or redeem any of its securities;
• enter into a merger, agree to purchase all or substantially all of the assets of another entity or sell all or substantially all of its assets;
• alter or change materially or adversely the rights of its common stock; or engage in any business other than the business in which it is currently engaged.

                     The references to and descriptions of the Rights Agreement, the agreement related to the Merger and the Note are qualified in their entirety by the complete text of the Rights Agreement, the agreement related to the Merger and the Note. The Rights Agreement, the agreement related to the Merger and the Note are incorporated by reference herein and are attached hereto as Exhibits B through D.

Item 7.         Material to Be Filed as Exhibits.

Exhibit A	Agreement of Joint Filing, dated as of May 17, 2002, between the Reporting Persons.
Exhibit B	Letter Agreement, dated as of May 3, 2002, by and among Draper Fisher Jurvetson ePlanet Ventures, L.P., Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG, Draper Fisher Jurvetson ePlanet Partners Fund, LLC, SOFTBANK Capital Partners LP, SOFTBANK Capital LP, SOFTBANK Capital Advisors Fund LP, OptiMark, Inc. and OptiMark Holdings, Inc.

Exhibit C	Investors’ Rights Agreement, dated as of May 3, 2002, by and among The Ashton Technology Group, Inc. and OptiMark Innovations Inc.
Exhibit D	Senior Secured Convertible Note of The Ashton Technology Group, Inc. in favor of OptiMark Innovations Inc. dated as of May 3, 2002.
Exhibit E	Securities Purchase Agreement, dated as February 4, 2002, by and between The Ashton Technology Group, Inc. and OptiMark Innovations Inc.(1)

Page 34 of 72 Pages

Exhibit F	Power of Attorney by SOFTBANK and Mr. Son.(2)

(1) Incorporated by reference to Exhibit 4.1 to Registrant’s Current Report on Form 8-K dated January 30, 2002 (Commission File No. 1-11747).

(2) Incorporated by reference to the Statement on Schedule 13G filed on February 17, 1998 by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. with respect to the Common Stock of Concentric Network Corporation.

Page 35 of 72 Pages

SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2002

OPTIMARK HOLDINGS, INC.

By:	/s/ Neil G. Cohen
Name: Neil G. Cohen Title: Secretary

OPTIMARK, INC.

By:	/s/ Neil G. Cohen
Name: Neil G. Cohen Title: Secretary

OPTIMARK INNOVATIONS INC.

By:	/s/ Neil G. Cohen
Name: Neil G. Cohen Title: Secretary

SOFTBANK CAPITAL PARTNERS LP
By:	SOFTBANK CAPITAL PARTNERS LLC, General Partner

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher Title: Managing Director

Page 36 of 72 Pages

SOFTBANK CAPITAL LP
By:	SOFTBANK CAPITAL PARTNERS LLC, General Partner

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher Title: Managing Director

SOFTBANK CAPITAL ADVISORS FUND LP
By:	SOFTBANK CAPITAL PARTNERS LLC, General Partner

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher Title: Managing Director

SOFTBANK CAPITAL PARTNERS LLC

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher Title: Managing Director

SOFTBANK CAPITAL PARTNERS INVESTMENT INC.

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher Title: President

/s/ Ronald D. Fisher
Ronald D. Fisher

/s/ Charles R. Lax
Charles R. Lax

Page 37 of 72 Pages

SOFTBANK HOLDINGS INC.

By:	/s/ Stephen A. Grant
Name: Stephen A. Grant Title: Secretary

SOFTBANK CORP.

By:	/s/ Stephen A. Grant
Name: Stephen A. Grant Title: Attorney-in-Fact

MASAYOSHI SON

By:	/s/ Stephen A. Grant
Name: Stephen A. Grant Title: Attorney-in-Fact

Page 38 of 72 Pages

DRAPER FISHER JURVETSON EPLANET VENTURES, L.P.

By:	DRAPER FISHER JURVETSON EPLANET PARTNERS, LTD., its General Partner

By: /s/ John H. N. Fisher
Name: John H. N. Fisher Title: Managing Director	Date

Page 39 of 72 Pages

DRAPER FISHER JURVETSON EPLANET PARTNERS FUND, LLC

By: /s/ John H. N. Fisher
Name: John H. N. Fisher Title: Managing Director	Date

Page 40 of 72 Pages

DRAPER FISHER JURVETSON EPLANET VENTURES GMBH & CO. KG

By:	DRAPER FISHER JURVETSON EPLANET SLP GERMANY, LTD., its Managing Limited Partner

By: /s/ Asad Jamal
Name: Asad Jamal Title: President/Chief Executive Officer	Date

Page 41 of 72 Pages

DRAPER FISHER JURVETSON EPLANET PARTNERS, LTD.

By: /s/ John H. N. Fisher
Name: John H. N. Fisher Title: Managing Director	Date

Page 42 of 72 Pages

DRAPER FISHER JURVETSON EPLANET SLP GERMANY, LTD.

By: /s/ Asad Jamal
Name: Asad Jamal Title: President/Chief Executive Officer	Date

Page 43 of 72 Pages

/s/ Timothy C. Draper
Timothy C. Draper	Date

Page 44 of 72 Pages

/s/ John H. N. Fisher
John H. N. Fisher	Date

Page 45 of 72 Pages

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson	Date

Page 46 of 72 Pages

/s/ Roderick Thompson
Roderick Thompson	Date

Page 47 of 72 Pages

/s/ Asad Jamal
Asad Jamal	Date

Page 48 of 72 Pages

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF OPTIMARK HOLDINGS, INC.

                     The business address for each of the individuals listed below, except Ronald D. Fisher and Phillip J. Riese, is 10 Exchange Place, 24th Floor, Jersey City, New Jersey 07302. The business address for Ronald D. Fisher is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Phillip J. Riese is 29 West 34th Street - 11th Floor, New York, New York 10001.

                     Each of the individuals listed below is a citizen of the United States of America.

NAME	PRESENT AND PRINCIPAL OCCUPATLION
Robert J. Warshaw	Chief Executive Officer and director of OptiMark Holdings, Inc.; Chief Executive Officer and sole director of OptiMark, Inc.; President and director of OptiMark Innovations Inc.
Neil G. Cohen	Secretary and General Counsel of OptiMark Holdings, Inc., OptiMark, Inc. and OptiMark Innovations Inc.; Director of OptiMark Innovations Inc.
Phillip J. Riese	Director of OptiMark Holdings, Inc.; Chief Executive Officer and director of AirClic, Inc.
William A. Lupien	Director and Chairman of the Board of OptiMark Holdings, Inc.; Director of Broker Tec Futures Exchange, L.L.C.
Ronald D. Fisher	Director of SOFTBANK Corp.; Vice Chairman and director of SOFTBANK Holdings Inc.; Vice Chairman and director of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Page 49 of 72 Pages

SCHEDULE 2

DIRECTORS AND EXECUTIVE OFFICERS OF OPTIMARK, INC.

                     The business address for each of the individuals listed below is 10 Exchange Place, 24th Floor, Jersey City, New Jersey 07302.

                     Each of the individuals listed below is a citizen of the United States of America.

NAME	PRESENT AND PRINCIPAL OCCUPATION
Robert J. Warshaw	Chief Executive Officer and director of OptiMark Holdings, Inc.; Chief Executive Officer and sole director of OptiMark, Inc.; President and director of OptiMark Innovations Inc.
Neil G. Cohen	Secretary and General Counsel of OptiMark Holdings, Inc., OptiMark, Inc. and OptiMark Innovations Inc.; Director of OptiMark Innovations Inc.

Page 50 of 72 Pages

SCHEDULE 3

DIRECTORS AND EXECUTIVE OFFICERS OF OPTIMARK INNOVATIONS INC.

                     The business address for each of the individuals listed below, except for Ronald D. Fisher, is 10 Exchange Place, 24th Floor, Jersey City, New Jersey 07302. The business address for Ronald D. Fisher is 1188 Centre Street, Newton Center, Massachusetts 02459.

                     Each of the individuals listed below is a citizen of the United States of America.

NAME	PRESENT AND PRINCIPAL OCCUPATION
Robert J. Warshaw	Chief Executive Officer and director of OptiMark Holdings, Inc.; Chief Executive Officer and sole Director of OptiMark, Inc.; President and director of OptiMark Innovations Inc.
Neil G. Cohen	Secretary and General Counsel of OptiMark Holdings, Inc., OptiMark, Inc. and OptiMark Innovations Inc.; Director of OptiMark Innovations Inc.
Ronald D. Fisher	Director of SOFTBANK Corp.; Vice Chairman and director of SOFTBANK Holdings Inc.; Vice Chairman and director of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Page 51 of 72 Pages

SCHEDULE 4

DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

                     The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1 Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Ronald D. Fisher is 1188 Centre Street, Newton Center, Massachusetts 02459.

                     Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States of America.

NAME	PRESENT AND PRINCIPAL OCCUPATION
Masayoshi Son	President, Chief Executive Officer and director of SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; Chairman of the Board and director of SOFTBANK America Inc.; Director of SOFTBANK Capital Partners Investment Inc.

Ken Miyauchi	Executive Vice President and director of SOFTBANK Corp.
Norikazu Ishikawa	Executive Vice President of SOFTBANK Corp.
Yoshitaka Kitao	Executive Vice President, Chief Financial Officer and director of SOFTBANK Corp.; Director of SOFTBANK Holdings Inc.
Makoto Okazaki	Executive Vice President of SOFTBANK Corp.
Kazuhiko Kasai	Director of SOFTBANK Corp.; Director of SOFTBANK Holdings Inc.
Masahiro Inoue	Director of SOFTBANK Corp.
Jun Murai	Director of SOFTBANK Corp.
Toshifumi Suzuki	Director of SOFTBANK Corp.
Tadashi Yanai	Director of SOFTBANK Corp.
Mark Schwartz	Director of SOFTBANK Corp.

Page 52 of 72 Pages

NAME	PRESENT AND PRINCIPAL OCCUPATION
Ronald D. Fisher	Director of SOFTBANK Corp.; Vice Chairman and director of SOFTBANK Holdings Inc.; Vice Chairman and director of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Page 53 of 72 Pages

SCHEDULE 5

DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS INC.

                     The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Stephen A. Grant, is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

                     Each of the individuals listed below is a citizen of the United States of America, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.

NAME	PRESENT AND PRINCIPAL OCCUPATION
Masayoshi Son	Chairman of the Board, President and director of SOFTBANK Holdings Inc.; President, Chief Executive Officer and director of SOFTBANK Corp.; Chairman of the Board and director of SOFTBANK America Inc.; Director of SOFTBANK Capital Partners Investment Inc.

Ronald D. Fisher	Vice Chairman and director of SOFTBANK Holdings Inc.; Director of SOFTBANK Corp.; Vice Chairman and director of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Yoshitaka Kitao	Director of SOFTBANK Holdings Inc.; Executive Vice President, Chief Financial Officer and director of SOFTBANK Corp.
Kazuhiko Kasai	Director of SOFTBANK Holdings Inc.; Director of SOFTBANK Corp.

Page 54 of 72 Pages

NAME	PRESENT AND PRINCIPAL OCCUPATION
Francis Jacobs	Director and Vice President of SOFTBANK Holdings Inc.; Vice President and director of SOFTBANK Capital Partners Investment Inc.
Stephen A. Grant	Secretary of SOFTBANK Holdings Inc.; Secretary and General Counsel of SOFTBANK America Inc.; Secretary of SOFTBANK Capital Partners Investment Inc.; Partner, Sullivan & Cromwell.
Steven J. Murray	Vice President and Treasurer of SOFTBANK Holdings Inc.; Treasurer of SOFTBANK America Inc.; Vice Chairman and Treasurer of SOFTBANK Capital Partners Investment Inc.
Anthony Castellanos	Vice President-Tax of SOFTBANK Holdings Inc.; Vice President of SOFTBANK Capital Partners Investment Inc.

Page 55 of 72 Pages

SCHEDULE 6

DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CAPITAL PARTNERS INVESTMENT INC.

                     The business address for each of the individuals listed below, except Masayoshi Son and Stephen A. Grant, is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Stephen A. Grant is c/o Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

                     Each of the individuals listed below is a citizen of the United States of America, except for Masayoshi Son, a citizen of Japan.

NAME	PRESENT AND PRINCIPAL OCCUPATION
Masayoshi Son	Director of SOFTBANK Capital Partners Investment Inc.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; President, Chief Executive Officer and director of SOFTBANK Corp.; Chairman of the Board and director of SOFTBANK America Inc.

Ronald D. Fisher	Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.; Vice Chairman and director of SOFTBANK Holdings Inc.; Director of SOFTBANK Corp.; Vice Chairman and director of SOFTBANK America Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Francis Jacobs	Vice President and director of SOFTBANK Capital Partners Investment Inc.; Director and Vice President of SOFTBANK Holdings Inc.
Steven J. Murray	Vice Chairman and Treasurer of SOFTBANK Capital Partners Investment Inc.; Vice President and Treasurer of SOFTBANK Holdings Inc.; Treasurer of SOFTBANK America, Inc.

Page 56 of 72 Pages

NAME	PRESENT AND PRINCIPAL OCCUPATION
Anthony Castellanos	Vice President of SOFTBANK Capital Partners Investment Inc.; Vice President-Tax of SOFTBANK Holdings Inc.
Milly F. Smith	Assistant Treasurer of SOFTBANK Capital Partners Investment Inc.
Stephen A. Grant	Secretary of SOFTBANK Capital Partners Investment Inc.; Secretary of SOFTBANK Holdings Inc.; Secretary and General Counsel of SOFTBANK America Inc.; Partner, Sullivan & Cromwell.

Page 57 of 72 Pages

SCHEDULE 7

DIRECTORS AND EXECUTIVE OFFICERS OF

SOFTBANK CAPITAL PARTNERS LLC

                     The business address for each of the individuals listed below is 1188 Centre Street, Newton Center, Massachusetts 02459.

                     Each of the individuals listed below is a citizen of the United States of America.

NAME	PRESENT AND PRINCIPAL OCCUPATION
Ronald D. Fisher	Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK Holdings Inc.; Chairman of the Board President and director of SOFTBANK Capital Partners Investment Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Charles R. Lax	Managing Member of SOFTBANK Capital Partners LLC.

Page 58 of 72 Pages

SCHEDULE 8

DIRECTORS AND EXECUTIVE OFFICERS OF

DRAPER FISHER JURVETSON EPLANET PARTNERS, LTD.

                     The business address for each of the individuals listed below, except for Roderick Thomson and Asad Jamal, is 400 Seaport Court, Suite 250, Redwood City, California 94063. The business address for Roderick Thomson and Asad Jamal is 400 Seaport Court, Suite 102, Redwood City, California 94063.

                     Each of the individuals listed below is a citizen of the United States of America except for Roderick Thomson and Asad Jamal who are citizens of the United Kingdom.

NAME	PRESENT AND PRINCIPAL OCCUPATION
Timothy C. Draper	Managing Director of Draper Fisher Jurvetson ePlanet Partners, Ltd.; Managing Member of Draper Fisher Jurvetson ePlanet Partners Fund, LLC; Managing Director of Draper Fisher Jurvetson ePlanet SLP Germany, Ltd.

John H. N. Fisher	Managing Director of Draper Fisher Jurvetson ePlanet Partners, Ltd.; Managing Member of Draper Fisher Jurvetson ePlanet Partners Fund, LLC; Managing Director of Draper Fisher Jurvetson ePlanet SLP Germany, Ltd.

Stephen T. Jurvetson	Managing Director of Draper Fisher Jurvetson ePlanet Partners, Ltd.; Managing Member of Draper Fisher Jurvetson ePlanet Partners Fund, LLC; Managing Director of Draper Fisher Jurvetson ePlanet SLP Germany, Ltd.

Roderick Thomson	Managing Director of Draper Fisher Jurvetson ePlanet Partners, Ltd; Managing Director of Draper Fisher Jurvetson ePlanet SLP Germany, Ltd.
Asad Jamal	Managing Director of Draper Fisher Jurvetson ePlanet Partners, Ltd; Managing Director of Draper Fisher Jurvetson ePlanet SLP Germany, Ltd.

Page 59 of 72 Pages

SCHEDULE 9

DIRECTORS AND EXECUTIVE OFFICERS OF

DRAPER FISHER JURVETSON EPLANET SLP GERMANY, LTD.

                     The business address for each of the individuals listed below, except for Roderick Thomson and Asad Jamal is 400 Seaport Court, Suite 250, Redwood City, California 94063. The business address for Roderick Thomson and Asad Jamal is 400 Seaport Court, Suite 102, Redwood City, California 94063.

                     Each of the individuals listed below is a citizen of the United States of America except for Roderick Thomson and Asad Jamal who are citizens of the United Kingdom.

NAME	PRESENT AND PRINCIPAL OCCUPATION
Timothy C. Draper	Managing Director of Draper Fisher Jurvetson ePlanet Partners, Ltd.; Managing Member of Draper Fisher Jurvetson ePlanet Partners Fund, LLC; Managing Director of Draper Fisher Jurvetson ePlanet SLP Germany, Ltd.

John H. N. Fisher	Managing Director of Draper Fisher Jurvetson ePlanet Partners, Ltd.; Managing Member of Draper Fisher Jurvetson ePlanet Partners Fund, LLC; Managing Director of Draper Fisher Jurvetson ePlanet SLP Germany, Ltd.

Stephen T. Jurvetson	Managing Director of Draper Fisher Jurvetson ePlanet Partners, Ltd.; Managing Member of Draper Fisher Jurvetson ePlanet Partners Fund, LLC; Managing Director of Draper Fisher Jurvetson ePlanet SLP Germany, Ltd.

Roderick Thomson	Managing Director of Draper Fisher Jurvetson ePlanet Partners, Ltd; Managing Director of Draper Fisher Jurvetson ePlanet SLP Germany, Ltd.
Asad Jamal	Managing Director of Draper Fisher Jurvetson ePlanet Partners, Ltd; Managing Director of Draper Fisher Jurvetson ePlanet SLP Germany, Ltd.

Page 60 of 72 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

                     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock, par value $0.01 per share, of The Ashton Technology Group, Inc., and that this Agreement be included as an Exhibit to such filing.

                     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                     IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of May 17, 2002.

OPTIMARK HOLDINGS, INC.

By:	/s/ Neil G. Cohen
Name: Neil G. Cohen Title: Secretary

OPTIMARK, INC.

By:	/s/ Neil G. Cohen
Name: Neil G. Cohen Title: Secretary

OPTIMARK INNOVATIONS INC.

By:	/s/ Neil G. Cohen
Name: Neil G. Cohen Title: Secretary

Page 61 of 72 Pages

SOFTBANK CAPITAL PARTNERS LP
By:	SOFTBANK CAPITAL PARTNERS LLC, General Partner

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher Title: Managing Director

SOFTBANK CAPITAL LP
By:	SOFTBANK CAPITAL PARTNERS LLC, General Partner

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher Title: Managing Director

SOFTBANK CAPITAL ADVISORS FUND LP
By:	SOFTBANK CAPITAL PARTNERS LLC, General Partner

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher Title: Managing Director

SOFTBANK CAPITAL PARTNERS LLC

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher Title: Managing Director

Page 62 of 72 Pages

SOFTBANK CAPITAL PARTNERS INVESTMENT INC.

By:	/s/ Ronald D. Fisher
Name: Ronald D. Fisher Title: President

/s/ Ronald D. Fisher
Ronald D. Fisher

/s/ Charles R. Lax
Charles R. Lax

SOFTBANK HOLDINGS INC.

By:	/s/ Stephen A. Grant
Name: Stephen A. Grant Title: Secretary

SOFTBANK CORP.

By:	/s/ Stephen A. Grant
Name: Stephen A. Grant Title: Attorney-in-Fact

MASAYOSHI SON

By:	/s/ Stephen A. Grant
Name: Stephen A. Grant Title: Attorney-in-Fact

Page 63 of 72 Pages

DRAPER FISHER JURVETSON EPLANET VENTURES, L.P.

By:	DRAPER FISHER JURVETSON EPLANET PARTNERS, LTD., its General Partner

By: /s/ John H. N. Fisher
Name: John H. N. Fisher Title: Managing Director	Date

Page 64 of 72 Pages

DRAPER FISHER JURVETSON EPLANET PARTNERS FUND, LLC

By: /s/ John H. N. Fisher
Name: John H. N. Fisher Title: Managing Director	Date

Page 65 of 72 Pages

DRAPER FISHER JURVETSON EPLANET VENTURES GMBH & CO. KG

By:	DRAPER FISHER JURVETSON EPLANET SLP GERMANY, LTD., its Managing Limited Partner

By: /s/ Asad Jamal
Name: Asad Jamal Title: President/Chief Executive Officer	Date

Page 66 of 72 Pages

DRAPER FISHER JURVETSON EPLANET PARTNERS, LTD.

By: /s/ John H. N. Fisher
Name: John H. N. Fisher Title: Managing Director	Date

Page 67 of 72 Pages

DRAPER FISHER JURVETSON EPLANET SLP GERMANY, LTD.

By: /s/ Asad Jamal
Name: Asad Jamal Title: President/Chief Executive Officer	Date

Page 68 of 72 Pages

/s/ Timothy C. Draper
Timothy C. Draper	Date

Page 69 of 72 Pages

/s/ John H. N. Fisher
John H. N. Fisher	Date

Page 70 of 72 Pages

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson	Date

Page 71 of 72 Pages

/s/ Roderick Thompson
Roderick Thompson	Date

Page 72 of 72 Pages

/s/ Asad Jamal
Asad Jamal	Date